Exhibit 1

Release to market

25 November 2004

Commonwealth Bank, National Australia Bank and Westpac select preferred provider for check processing

The Commonwealth Bank, National Australia Bank and Westpac announced today that they will enter into detailed negotiations with Fiserv Inc. to assess the potential of Fiserv providing check processing services on behalf of all three banks.

The negotiations are expected to be completed in the near future and if terms can be agreed, the Commonwealth Bank, National Australia Bank and Westpac will then each seek formal internal approval to form a joint venture, which will then contract with Fiserv.

Fiserv Inc. is an American company that has been running financial processing centers, specialising in check processing, in the US and Canada for 20 years.  They have 21,000 employees in 65 countries and have around 15,000 clients.

For Further Information

Name:	David Lording
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3510

Name:	Julia Quinn
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3443